Exhibit 21.1
INDUSTRIAL LOGISTICS PROPERTIES TRUST
SUBSIDIARIES OF THE REGISTRANT

Name	State of Formation, Organization or Incorporation
ILPT CMBS Mezz 1 LLC	Delaware
ILPT Mezz Fixed Borrower 2 LLC	Delaware
ILPT Mezz Fixed Borrower LLC	Delaware
ILPT TSM Properties LLC	Delaware
Masters Properties LLC	Delaware
Mountain Industrial LO LLC	Delaware
Mountain Industrial Member Trust	Maryland
Mountain Industrial Mezz Borrower LLC	Delaware
Mountain Industrial REIT LLC	Delaware